MATERIAL CHANGE REPORT
51-102F3

Item 1 Name and Address of Company

Metalla Royalty & Streaming Ltd. (the "Company")

Suite 501, 543 Granville Street

Vancouver, British Columbia V6C 1X8

Item 2 Date of Material Change

August 16, 2022

Item 3 News Release

News release dated August 16, 2022, was disseminated and filed on SEDAR with applicable securities commissions.

Item 4 Summary of Material Change

The Company announced the addition of Mandy Johnston as an independent director of the Company and a member of the Audit Committee.

Item 5 Full Description of Material Change

5.1 Full Description of Material Change

Refer to the press release of the Company disseminated on August 16, 2022, attached hereto.

5.2 Disclosure for Restructuring Transactions

Not applicable

Item 6 Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable

Item 7 Omitted Information

Not applicable

Item 8 Executive Officer

Brett Heath, President & CEO

Phone: 604-696-0741

Email: info@metallaroyalty.com

Item 9 Date of Report

August 18, 2022

APPOINTMENT OF MANDY JOHNSTON TO THE BOARD
OF DIRECTORS OF METALLA ROYALTY

TSXV: MTA

NYSE American: MTA

VANCOUVER, BC, Aug. 16, 2022 /CNW/ - Metalla Royalty & Streaming Ltd. ("Metalla" or the "Company") (TSXV: MTA) (NYSE American: MTA) is pleased to announce the addition of Mandy Johnston as an independent director of the Company and a member of the Audit Committee, effective immediately.

Brett Heath, President, and CEO of Metalla, commented, "On behalf of the Board of Directors and management, I would like to welcome Mandy to the Metalla board. The Board of Directors looks forward to working with Mrs. Johnston, who brings a wealth of mining sector experience in financial reporting, controls, filing, and compliance, all of which serves to strengthen our audit function. We believe that Mrs. Johnston's valuable skillset and expertise will be a positive contribution to Metalla as we continue our evolution into a premier precious metals royalty company."

Mandy Johnston holds a Bachelor of Accounting (Honours) Co-op degree from Brock University. She is a registered Chartered Professional Accountant with over 15 years of experience in both the mining industry and audit and assurance groups. Mandy joined Osisko Mining Inc. in 2015 and currently serves as the Vice President, Finance, with a preceding position as Director of Finance and Corporate Controller. Prior to joining Osisko Mining Inc., she held multiple roles at Corsa Coal Corp. and Collins Barrow LLP (now RSM Canada LLP).

CORPORATE UPDATE

In accordance with the Company's Share Compensation Plan, Metalla has granted 605,000 stock options to certain officers, directors, employees and consultants to purchase 605,000 common shares. Each option grant vests in two equal instalments, twelve and twenty- four months from the date of issue. Each option is exercisable, once vested, for a period of five years from the date of grant at an exercise price of C$5.98 per common share.

ABOUT METALLA

Metalla is a precious metals royalty and streaming company. Metalla provides shareholders with leveraged precious metal exposure through a diversified and growing portfolio of royalties and streams. Our strong foundation of current and future cash-generating asset base, combined with an experienced team gives Metalla a path to become one of the leading gold and silver companies for the next commodities cycle.

For further information, please visit our website at www.metallaroyalty.com

ON BEHALF OF METALLA ROYALTY & STREAMING LTD.

(signed) "Brett Heath"

President and CEO

Neither the TSXV nor its Regulation Services Provider (as that term is defined in the policies of the Exchange) accept responsibility for the adequacy or accuracy of this release.

Cautionary Note Regarding Forward-Looking Statements

This press release contains "forward-looking information" and "forward-looking statements" (collectively, "forward looking statements") within the meaning of applicable securities legislation, including statements regarding future board contributions, the Company evolving into a precious metals royalty company and the potential vesting and exercise of stock options. The forward- looking statements herein are made as of the date of this press release only, and the Company does not assume any obligation to update or revise them except as required by applicable law. All statements included herein that address events or developments that we expect to occur in the future are forward-looking statements. Generally, forward-looking statements can be identified by the use of forward-looking terminology such as "plans", "expects", "does not expect", "is expected", "budgets", "scheduled", "estimates", "forecasts", "predicts", "projects", "intends", "targets", "aims", "anticipates" or "believes" or variations (including negative variations) of such words and phrases or may be identified by statements to the effect that certain actions "may", "could", "should", "would", "might" or "will" be taken, occur or be achieved.

Such forward-looking statements reflect management's current beliefs and are based on information currently available to management. Forward-looking statements are based on forecasts of future results, estimates of amounts not yet determinable and assumptions that, while believed by management to be reasonable, are inherently subject to significant business, economic and competitive uncertainties, and contingencies. Forward-looking statements are subject to various known and unknown risks and uncertainties, many of which are beyond the ability of Metalla to control or predict, that may cause Metalla's actual results, performance or achievements to be materially different from those expressed or implied thereby, and are developed based on assumptions about such risks, uncertainties and other factors, including but not limited to risks associated with the impact of general business and economic conditions; the absence of control over mining operations from which Metalla will purchase precious metals or from which it will receive stream or royalty payments and risks related to those mining operations, including risks related to international operations, government and environmental regulation, delays in mine development, construction and operations, actual results of mining and current exploration activities, conclusions of economic evaluations and changes in project parameters as plans are refined; problems related to the ability to market precious metals or other metals; industry conditions, including commodity price fluctuations, interest and exchange rate fluctuations; interpretation by government entities of tax laws or the implementation of new tax laws; regulatory, political or economic developments in any of the countries where properties in which Metalla holds a royalty, stream or other interest are located or through which they are held; risks related to the operators of the properties in which Metalla holds a royalty or stream or other interest, including changes in the ownership and control of such operators; risks related to global pandemics, including the novel coronavirus (COVID-19) global health pandemic, and the spread of other viruses or pathogens; influence of macroeconomic developments; business opportunities that become available to, or are pursued by Metalla; reduced access to debt and equity capital; litigation; title, permit or license disputes related to interests on any of the properties in which Metalla holds a royalty, stream or other interest; the volatility of the stock market; competition; future sales or issuances of debt or equity securities; inability to obtain stock exchange approvals or otherwise satisfy the conditions to close Metalla's loan extension; use of proceeds; dividend policy and future payment of dividends; liquidity; market for securities; enforcement of civil judgments; and risks relating to Metalla potentially being a passive foreign investment company within the meaning of U.S. federal tax laws, and the other risks and uncertainties disclosed under the heading "Risk Factors" in the Company's most recent Annual Information Form, annual report on Form 40-F and other documents filed with or submitted to the Canadian securities regulatory authorities on the SEDAR website at www.sedar.com and the U.S. Securities and Exchange Commission on the EDGAR website at www.sec.gov. Although we have attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward- looking statements. We are under no obligation to update or alter any forward-looking statements except as required under applicable securities laws. For the reasons set forth above, undue reliance should not be placed on forward-looking statements.

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SOURCE Metalla Royalty and Streaming Ltd.

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For further information: CONTACT INFORMATION: Metalla Royalty & Streaming Ltd., Brett Heath, President & CEO, Phone: 604- 696-0741, Email: info@metallaroyalty.com; Kristina Pillon, Investor Relations, Phone: 604-908-1695, Email: kristina@metallaroyalty.com, Website: www.metallaroyalty.com

CO: Metalla Royalty and Streaming Ltd.

CNW 16:45e 16-AUG-22